UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   September 2005            File No.    0-31195

Esperanza Silver Corporation

(Name of Registrant)

9th Floor, 670 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1

(Address of principal executive offices)

1.

News Release dated September 23, 2005

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Esperanza Silver Corporation

(Registrant)

Dated: September 30, 2005	By: /s/ Kim Casswell Kim Casswell, Corporate Secretary

September 23, 2005

TSX-V: EPZ

 www.esperanzasilver.com

NEWS RELEASE

Esperanza Appoints Senior Vice-President

Esperanza Silver Corporation (the “Company” or “Esperanza”) is pleased to announce the appointment of Mr. J. Steven Zuker to Senior Vice-President of the Company.

Mr. Zuker is an exploration geologist with more than 23 years of experience in metals exploration. Mr. Zuker holds a B. Sc. Degree in Earth Sciences from California State Polytechnic University, Pomona, and a M. Sc. Degree in Geology from the Colorado School of Mines. During the past seven years, he was Vice-President Exploration of Gallant Minerals (formerly Harrods Minerals), a private company. Mr. Zuker was responsible for managing and performing grass roots exploration for base and precious metals in Peru and Mongolia, culminating in the generation of over 60 new projects, and venturing those projects to both major and junior mining companies.

The Board is pleased to have Mr. Zuker join Esperanza at this time, bringing a background of discovery, new project generation and development to our growing company.

As part of Mr. Zuker’s compensation package, the Company has granted him 75,000 incentive stock options exercisable at $0.65 per share for a period of five years.

Esperanza is dedicated to the exploration and discovery of new silver and gold projects in the Americas and is currently active in Mexico and Peru. It uses a combination of advanced exploration technology and basic geologic prospecting techniques to add value to its prospects.

For further information contact:

William Pincus, President

Tel:  (303) 830-0988

Fax: (303) 830-9098

wpincus@esperanzasilver.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release